Filed by Software Acquisition Group Inc. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Software Acquisition Group Inc. III

Commission File No.: 001-40682

Commission File No. for the Related Registration

Statement: 333-262723

Date: April 22, 2022

Nogin and Software Acquisition Group III Announce PIPE Financing

Transaction Includes $60 Million in Convertible Note Committed Financing Led by UBS and Tenor Capital

LAS VEGAS, Nevada and TUSTIN, California – April 20, 2022 – Nogin, Inc. (“Nogin” or the “Company”), a leading provider of Commerce-as-a-Service technology, and Software Acquisition Group Inc. III (Nasdaq: SWAG) (“SWAG III”), a special purpose acquisition company, announced today that the Company has obtained commitments for $60 million in convertible note financing (the “PIPE Financing”) for the public company led by funds managed by UBS Asset Management’s Hedge Fund Solutions business (“UBS”) and also including commitments from Tenor Capital Management and Jonathan Huberman, Chief Executive Officer of SWAG III.

This PIPE Financing is anticipated to fund concurrently with the closing of the proposed business combination of Nogin and SWAG III (the “Business Combination”), expected to take place in the second quarter of 2022, subject to stockholder approval. Additional details on the Business Combination can be found in the original announcement from February 14, 2022, linked here.

“Nogin’s platform delivers a complex eCommerce ecosystem traditionally afforded to only the biggest, most sophisticated retailers in a simple, easy-to-use platform for merchants,” said Nogin CEO and Co-Founder Jan Nugent. “This PIPE commitment is a further endorsement of our growth thesis, and as brands and merchants look for an edge in the increasingly competitive online retail landscape, Nogin’s entrance into the public markets could not be timelier. We expect that the additional funding from the PIPE agreements will provide ample capital to fuel our go-forward strategy in the coming quarters.”

“For brands working to propel their online businesses from the leading edge of web commerce, Nogin is a clear frontrunner in providing Commerce-as-a-Service solutions,” said SWAG III CEO Jonathan Huberman. “As Nogin’s introduction to the public markets approaches, our conviction in the Company’s growth potential has never been stronger, and I’m pleased to participate in this PIPE Financing. Nogin is in a prime position to address the ever-expanding opportunity in the eCommerce market, and we look forward to our continued partnership with Jan and the rest of the talented management team as we realize our collective goals.”

Pursuant to the PIPE Financing, SWAG III will issue $60 million aggregate principal amount of 7.00% Convertible Senior Notes due in 2026 (the “Notes”), which may be increased by an additional $10 million pursuant to an “accordion feature” from UBS. Including this new PIPE Financing, the Company expects to receive more than $280 million in proceeds in connection with the closing of the Business Combination, assuming exercise of the accordion feature by UBS and no redemptions by SWAG III’s public stockholders and before the payment of certain expenses.

The additional PIPE Financing creates a strong roster of investors supporting the closing of the Business Combination and is expected to accelerate Nogin’s ability to deliver the technology, research and development, and optimization needed for merchants to keep pace with big retail.

Advisors

Stifel Nicolaus & Company, Incorporated is serving as exclusive strategic and financial advisor to Nogin, and Latham & Watkins LLP is acting as Nogin’s legal counsel. Jefferies LLC is serving as exclusive financial and capital markets advisor to SWAG III, and Kirkland & Ellis is acting as SWAG III’s legal counsel.

Jefferies LLC and J. Wood Capital Advisors served as placement agents in connection with the offering of the Notes.

About Nogin

Nogin is a leader in Commerce-as-a-Service (“CaaS”), a cloud-based headless enterprise eCommerce platform for brands and merchants. Companies leveraging CaaS deliver enterprise class eCommerce at scale without having to purchase, implement, manage, optimize, or support any of the underlying infrastructure. The Nogin “Intelligent Commerce Platform” delivers all the technology, research and development, and optimization needed for merchants to keep pace with big retail without all the capital costs, technical staff, time, and risk of doing it themselves. Visit www.nogin.com.

About Software Acquisition Group Inc. III

Software Acquisition Group Inc. III is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. The Company is led by Chairman and Chief Executive Officer, Jonathan Huberman, and Vice President of Acquisitions, Mike Nikzad. In addition to Messrs. Huberman and Nikzad, the Board of Directors includes Andrew Nikou, Stephanie Davis, Peter Diamandis, Steven Guggenheimer and Matt Olton.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or SWAG III’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG III and its management, and the Company and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of SWAG III. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SWAG III, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SWAG III, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the risk that SWAG III, the Company and certain other parties to the Business Combination and related transactions (collectively, the “Transactions”) may amend one or more agreements applicable to the Transactions prior to the closing of the Transactions, and/or that the Transactions may not be completed in a timely manner, in the amount described herein or at all; (6) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in SWAG III’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, (ii) proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 and (iii) other documents filed by SWAG III from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward looking statements, which speak only as of the date they are made. Neither SWAG III nor the Company undertakes any duty to update these forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

SWAG III has filed with the SEC a registration statement containing a proxy statement/prospectus relating to the proposed Business Combination, which will be mailed to its stockholders once definitive. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. This communication is not a substitute for any registration statement or for any other document that SWAG III or the Company may file with the SEC in connection with the proposed Business Combination. Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SWAG III, and the proposed Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SWAG III as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov, or by directing a request to: Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Participants in the Solicitation

SWAG III and the Company and their respective directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from SWAG III’s stockholders in connection with the proposed Business Combination. A list of the names of SWAG III’s directors and executive officers and a description of their interests in SWAG III is contained in SWAG III’s final prospectus relating to its initial public offering dated July 30, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Software Acquisition Group Inc. III 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada. Additional information regarding the names and interests will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. A list of the names of the Company’s directors and executive officers and information regarding their interests in the proposed Business Combination is set forth in the proxy statement/prospectus filed as part of the Registration Statement on Form S-4 for the proposed Business Combination, which has not yet been declared effective.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts:

Software Acquisition Group Inc. III

Jonathan Huberman

Chief Executive Officer

jon@softwareaqn.com

Nogin Corporate Contact:

Spencer McNeill

EVP of Sales

smcneill@nogin.com

Nogin Investor Relations Contact:

Cody Slach and Tom Colton

Gateway Investor Relations

949-574-3860

nogin@gatewayir.com

Nogin Public Relations Contact:

Bill Parness or Elisa Krantz

Jaffe Communications

908-789-0700

321601@email4pr.com

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